FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February, 2011
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation
Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the
Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”,
“positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

·  the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

·  the impact on the business of the global economic downturn;

·  unanticipated production disruptions (including as a result of planned or unexpected power outages);

·  changes in environmental, tax and other laws and regulations;

·  adverse changes in the markets for our products;

·  consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

·  adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

·  the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

·  currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange
Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-
looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

A
First Quarter
Results
sappi
1st
Quarter results
for the period ended
December 2010

sappi
* for the period ended December 2010
** as at December 2010
Coated fine paper 63%
Uncoated fine paper 8%
Coated specialities 6%
Commodity paper 7%
Pulp 15%
Other 1%
Sales by product group*
North America 20%
Europe 55%
Southern Africa 25%
Sales by source*
North America 22%
Europe 48%
Southern Africa 12%
Asia and other 18%
Sales by destination*
Fine paper
60%
Southern Africa
40%
Net operating assets**
1st Quarter Results

First Quarter Results
Quarter ended
Dec 2010
Dec 2009
Sept 2010
Key figures: (US$ million)
Sales
1,873
1,620              1,774
Operating profit
121
1
158
Special items – losses (gains)
1
16
80
(29)
Operating profit excluding special items
2
137
81
129
EBITDA excluding special items
3
246
193                227
Basic earnings (loss) per share (US cents)
7
(10)                 16
Net debt
4
2,432
2,581            2,221
Key ratios: (%)
Operating profit to sales
6.5
0.1                8.9
Operating profit excluding special items to sales
7.3
5.0                7.3
Operating profit excluding special items to
capital employed (ROCE)
12.8
7.5
12.6
EBITDA excluding special items to sales
13.1
11.9              12.8
Return on average equity (ROE)
5
7.6
(11.6)              18.6
Net debt to total capitalisation
5
54.7
60.0              53.9
1. Refer to page 15 for details on special items.
2. Refer to page 15, note 9 to the group results for the reconciliation of operating profit excluding special items to operating profit.
3. Refer to page 15, note 9 to the group results for the reconciliation of EBITDA excluding special items to profit (loss) before taxation.
4. Refer to page 17, Supplemental information for the reconciliation of net debt to interest-bearing borrowings.
5. Refer to page 16, Supplemental information for the definition of the term.
The table above has not been audited or reviewed.
EPS 7 US cents; Q1 2010 loss per share 10 US cents
Operating profit US$137 million (excluding special items);
Q1 2010 US$81 million (excluding special items)
Improved demand and pricing for the majority of our products
Financial summary for the quarter

First Quarter Results
Commentary on the quarter
The trend of improving performance continued in the quarter. Operating profit improved further as a result of the inclusion of an additional accounting week in the quarter, which occurs every six years in the group’s accounting calendar. The group achieved an annualised return on capital employed (ROCE) of 12.8% for the quarter, which was an improvement on the quarter ended September 2010 and ahead of our target minimum of 12%.
Demand for our products remained good and prices increased gradually. Pulp prices remained high, benefiting our Southern African and North American businesses, which performed strongly. Our North
American business had a planned outage for an upgrade of the pulp mill at Somerset mill commencing in October 2010 which reduced output and profitability in the quarter. The European business generated modest margins and continued to experience significant pressure as a result of high pulp input costs and price increases for other raw materials.
Sales increased to US$1.9 billion, up 16% compared to the equivalent quarter last year as a result of improved sales volumes and prices.
Average prices realised by the group were up 7.7% on the equivalent quarter last year in US Dollar terms.
In local currency, average prices increased by 11.6% in Europe, 5.6% in North America and 17.7% in
Southern Africa.
Raw material input costs were approximately US$100 million higher than a year ago as a result of the high pulp prices and a gradual increase in chemical and energy costs.
Special items for the quarter amounted to a charge of US$16 million mainly in respect of the plantation fair value adjustment.
Operating profit excluding special items was US$137 million for the quarter compared to US$81 million in the equivalent quarter last year. Including special items, operating profit was US$121 million compared to
US$1 million in the equivalent quarter last year.
Earnings per share for the quarter was 7 US cents (which included a charge of 3 US cents of special items)
compared to a loss of 10 US cents per share (which included a charge of 11 US cents of special items)
in the equivalent quarter last year.
Cash ﬂow and debt
Net cash utilised for the quarter was US$196 million. We expect positive cash generation for the rest of our financial year and good net cash generation for the full year.
Cash generated from operations was US$245 million for the quarter; however, partly for seasonal and accounting calendar reasons, our working capital increased by US$335 million during the quarter, much of which will be reversed during the balance of the financial year.
Capital expenditure for the quarter was US$45 million. Our target for the year is a modest increase on the US$188 million capital spent last year in order to ensure the continued sustainability of our business.
At quarter-end we had cash on hand of US$591 million and access to additional liquidity in the form of a
m209 million (US$280 million) committed revolving credit facility, which remains undrawn.
Net debt increased to US$2.4 billion as a result of the cash utilisation in the quarter. We are committed to prudent cash flow management and the continued reduction of finance costs.

First Quarter Results
Operating Review – Quarter ended December 2010 compared
with quarter ended December 2009
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended                                      ended
Dec 2010
Dec 2009
%
Sept 2010
US$ million
US$ million
change
US$ million
Sales
1,409
1,256
12                    1,327
Operating profit
57
79
(28)                       87
Operating profit to sales (%)
4.0
6.3
–                      6.6
Special items (gains)
–
(35)
–                     (11)
Operating profit excluding
special items
57
44
30                       76
Operating profit excluding
special items to sales (%)
4.0
3.5
–                      5.7
EBITDA excluding special items
137
130
5                      151
EBITDA excluding special items
to sales (%)
9.7
10.4
–                    11.4
RONOA pa (%)
7.3
5.3
–                    10.0
The fine paper business’ operating profit (excluding special items) improved 30% compared to the equivalent quarter last year. The performance of both the European and North American businesses improved compared to last year. In North America, the operating profit was unfavourably impacted by the planned outage at Somerset Mill during the upgrade of the chemical recovery complex, resulting in a reduction in margins compared to the quarter ended September 2010.

First Quarter Results
Europe
Quarter
Quarter
Quarter
ended
ended               %              %
ended
Dec 2010
Dec 2009       change
change
Sept 2010
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
1,027
936
10
20
963
Operating profit
34
12
183
213
40
Operating profit to sales (%)
3.3
1.3
–                –
4.2
Special items – losses (gains)
–
13
–
–
(6)
Operating profit excluding
special items
34
25
36
47
34
Operating profit excluding special
items to sales (%)
3.3
2.7
–                –
3.5
EBITDA excluding special items
95
88
8
17
90
EBITDA excluding special items
to sales (%)
9.3
9.4
–                –
9.3
RONOA pa (%)
6.2
4.3
–                –
6.5
Compared to a year earlier, the business has achieved a significant improvement in sales volumes and average prices. However, as a result of input cost pressure particularly of purchased pulp, the business’
operating margins remain below expectations.
Demand for coated paper has remained generally robust and the third coated woodfree price increase of
2010, effective September 2010, was implemented during the quarter. A further price increase for both coated woodfree and uncoated woodfree paper has been announced for March 2011. Prices for coated mechanical paper remained depressed during the quarter, resulting in negative margins for this category.
Price increases for coated mechanical paper have been implemented in January 2011.
Our average prices realised in Europe in Euro terms were approximately 12% above the equivalent quarter last year and similar to those realised in the September 2010 quarter.

First Quarter Results
North America
Quarter
Quarter
Quarter
ended
ended                                      ended
Dec 2010
Dec 2009
%
Sept 2010
US$ million
US$ million
change
US$ million
Sales
382
320                19
364
Operating profit
23
67             (66)
47
Operating profit to sales (%)
6.0
20.9                –
12.9
Special items – (gains)
–
(48)
–
(5)
Operating profit excluding special items
23
19
21                          42
Operating profit excluding special Items
to sales (%)
6.0
5.9
–                      11.5
EBITDA excluding special items
42
42
–                         61
EBITDA excluding special items to
sales (%)
11.0
13.1
–                      16.8
RONOA pa (%)
9.9
7.8
–                      17.8
Despite the planned outage of the Somerset Mill pulp mill, which dampened the strong underlying performance during the quarter, the North American business’ operating profit (excluding special items)
was up 21% compared to the equivalent quarter last year. The upgraded chemical recovery complex is now fully operational and delivering the expected reduction in energy costs and increase in pulp production capacity.
Demand for our coated fine paper was firm and our mills were sold out during the quarter. Our average price achieved for coated paper improved compared to both the equivalent quarter last year and the quarter ended September 2010. Pulp demand and pricing remained high. Pulp production, however, was lower during the quarter as a result of the pulp mill outage. Our speciality business also performed strongly during the quarter, with price increases in key segments.

First Quarter Results
Sappi Southern Africa
Quarter
Quarter
Quarter
ended
ended              %              %
ended
Dec 2010
Dec 2009       change
change
Sept 2010
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
464
364            27               18
447
Operating profit (loss)
66
(86)            –
–
84
Operating profit (loss)
to sales (%)
14.2
(23.6)            –
–
18.8
Special items – losses (gains)
13
115
(89)
(90)
(26)
Operating profit excluding
special items
79
29
172
151
58
Operating profit excluding special
items to sales (%)
17.0
8.0
–                –
13.0
EBITDA excluding special items
108
55
96
82
82
EBITDA excluding special items
to sales (%)
23.3
15.1            –                 –
18.3
RONOA pa (%)
15.8
6.3
–                –
12.6
The performance of the Southern African business improved further during the quarter.
The chemical cellulose business achieved improved sales volumes and prices. Demand for this business remains strong, driven by demand for viscose fibres, particularly in Asia. The Saiccor mill’s post expansion output and efficiency continued to improve.
Our paper and packaging business had improved demand for containerboard, sackkraft and newsprint, but weaker demand for fine paper. Competition from low-priced imports has continued as a result of the strength of the Rand relative to the US Dollar, which squeezed margins in the paper and packaging business.

First Quarter
Results
Outlook
We are pleased with the improving trend in the group’s financial performance. We expect demand for coated paper to remain reasonably firm in our major markets. Prices for coated mechanical paper in
Europe increased in January 2011, which we expect to help restore this product category to profitability.
Our raw material input costs are gradually increasing as commodity prices rise. We continue to focus on more efficient procurement and use of our inputs.
Our chemical cellulose business is performing strongly and we intend to accelerate our plans for expanding this business through investment in additional capacity.
Although our net debt increased in the quarter as a result of working capital growth, we intend to continue to reduce net debt this year. We also aim to reduce finance costs by, from time to time, applying a portion of our cash on hand to further debt repayment. We have today announced a tender offer to repurchase up to US$150 million of our senior notes, which mature in June 2012. This transaction will allow us to use a portion of our available cash on hand more efficiently and to repurchase a portion of such notes well ahead of their maturity.
In our second financial quarter we expect the group’s operating profit (excluding special items) to continue the improving trend relative to the equivalent quarter last year, but to be below that of the first financial quarter.
On behalf of the board
R J Boëttger
M R Thompson
Director
Director
09 February 2011
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

First Quarter Results
forward-looking statements
Certain statements in this report that are neither reported financial results nor historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words ‘believe’, ‘anticipate’, expect’, ‘intend’, ‘estimate’, ‘plan’, ‘assume’, ‘positioned’, ‘will’,
‘may’, ‘should’, ‘risk’ and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to:
•     the highly cyclical nature of the pulp and paper industry (and the factors that can contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs and pricing);
•
the impact on our business of the global economic downturn;
•     unanticipated production disruptions (including as a result of planned or unexpected power outages);
•
changes in environmental, tax and other laws and regulations;
•
adverse changes in the markets for the group’s products;
•
consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of government efforts to address present or future economic or social problems;
•
the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or integrating acquisitions and achieving expected savings and synergies; and
•     currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

First Quarter Results
Group income statement
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
Notes
US$ million
US$ million
Sales
1,873
1,620
Cost of sales
1,637
1,531
Gross profit
236
89
Selling, general and administrative expenses
112
107
Other operating expenses (income)
5
(16)
Share of profit from associates and joint ventures
(2)
(3)
Operating profit 2
121
1
Net finance costs
71
73
Net interest
78
79
Net foreign exchange gains
(4)
(3)
Net fair value gains on financial instruments
(3)
(3)
Profit (loss) before taxation
50
(72)
Taxation
13
(21)
Current
2
4
Deferred
11
(25)
Profit (loss) for the period
37
(51)
Basic earnings (loss) per share (US cents)
7
(10)
Weighted average number of shares in issue (millions)
519.5
515.6
Diluted basic earnings (loss) per share (US cents)
7
(10)
Weighted average number of shares on fully diluted basis (millions)
524.5
515.6
Group statement of comprehensive income
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
US$ million
US$  million
Profit (loss) for the period
37
(51)
Other comprehensive income (loss), net of tax
78
(24)
Exchange differences on translation of foreign operations
82
(25)
Movements in hedging reserves
(3)
1
Deferred tax effects on above
(1)
–
Total comprehensive income (loss) for the period
115
(75)

First Quarter Results
Group balance sheet
Reviewed
Dec 2010
Sept 2010
US$ million
US$ million
ASSETS
Non-current assets
4,689
4,653
Property, plant and equipment
3,656
3,660
Plantations
717
687
Deferred taxation
52
53
Other non-current assets
264
253
Current assets
2,388
2,531
Inventories
890
836
Trade and other receivables
907
903
Cash and cash equivalents
591
792
Total assets
7,077
7,184
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
2,016
1,896
Non-current liabilities
3,089
3,249
Interest-bearing borrowings
2,120
2,317
Deferred taxation
417
386
Other non-current liabilities
552
546
Current liabilities
1,972
2,039
Interest-bearing borrowings
899
691
Bank overdraft
4
5
Other current liabilities
1,030
1,307
Taxation payable
39
36
Total equity and liabilities
7,077
7,184
Number of shares in issue at balance sheet date (millions)
519.8
519.5

First Quarter Results
Group cash flow statement
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
US$ million
US$ million
Profit (loss) for the period
37
(51)
Adjustment for:
Depreciation, fellings and amortisation
131
132
Taxation
13
(21)
Net finance costs
71
73
Post-employment benefits
(14)
(13)
Plantation price fair value adjustment
11
95
Other non-cash items
(4)
30
Cash generated from operations
245
245
Movement in working capital
(335)
(170)
Net finance costs
(63)
(64)
Taxation paid
(2)
(4)
Cash (utilised in) retained from operating activities
(155)
7
Cash utilised in investing activities
(41)
(37)
Net cash utilised
(196)
(30)
Cash effects of financing activities
(15)
57
Net movement in cash and cash equivalents
(211)
27
Group statement of changes in equity
Quarter
Quarter
ended
ended
Dec 2010
Dec
2009
US$ million
US$
million
Balance – beginning of period
1,896
1,794
Total comprehensive income (loss) for the period
115
(75)
Transfers from the share purchase trust
2
–
Share-based payment reserve
3
2
Balance – end of period
2,016
1,721

First Quarter Results
Notes to the group results
1.    Basis of preparation
The condensed financial information has been prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, the AC 500 standards issued by the Accounting Practices
Board and the information required by IAS 34 “Interim Financial Reporting”. The report has been prepared using accounting policies that comply with IFRS which are consistent with those applied in the financial statements for the year ended September 2010.
The results are unaudited.
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
US$ million
US$ million
2.    Operating profit
Included in operating profit are the following non-cash items:
Depreciation and amortisation
109
112
Fair value adjustment on plantations (included in cost of sales)
Changes in volume
Fellings
22
20
Growth
(21)
(19)
1
1
Plantation price fair value adjustment
11
95
12
96
Included in other operating expenses (income) are the following:
Asset impairment reversals
–
(8)
Loss on disposal of property, plant and equipment
–
2
Restructuring provisions raised
3
38
Black Economic Empowerment charge
1
–
Fuel tax credit
–
(49)
3.    Headline earnings (loss) per share *
Headline earnings (loss) per share (US cents)
7
(11)
Weighted average number of shares in issue (millions)
519.5
515.6
Diluted headline earnings (loss) per share (US cents)
7
(11)
Weighted average number of shares on fully diluted basis (millions)
524.5
515.6
Calculation of headline earnings (loss) *
Profit (loss) for the period
37
(51)
Asset impairment reversals
–
(8)
Loss on disposal of property, plant and equipment
–
2
Tax effect of above items
–
–
Headline earnings (loss)
37
(57)
*Headline earnings disclosure is required by the JSE Limited.
4.    Capital expenditure
Property, plant and equipment
45
37

First Quarter Results
Dec 2010
Sept 2010
US$ million
US$ million
5.    Capital commitments
Contracted
69
62
Approved but not contracted
175
109
244
171
6.    Contingent liabilities
Guarantees and suretyships
52
48
Other contingent liabilities
8
8
60
56
7.    Material balance sheet movements
Cash and cash equivalents and other current liabilities
The decrease in cash and cash equivalents and in other current liabilities is largely due to the timing of creditor payments as a result of the calendar month-end falling before the fiscal month-end when creditor payments fell due.
Interest-bearing borrowings
An amount of US$213 million was transferred from non-current interest-bearing liabilities to current interest-
bearing liabilities due to the maturity profile of two loans falling due in the next twelve months.
8.    Post balance sheet events
A tender offer to repurchase up to US$150 million of our senior notes, which mature in June 2012 was announced on 9 February 2011.
9.    Segment information
The information below is presented in the way that it is reviewed by the chief operating decision maker as required by IFRS 8 “Operating Segments”.
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
Metric tons
Metric tons
(000’s)
(000’s)
Sales volume
Fine Paper –
North America
364
322
Europe
1,012
944
Total
1,376
1,266
Southern Africa – Pulp and paper
452
450
Forestry
194
168
Total
2,022
1,884
US$ million
US$ million
Sales
Fine Paper -
North America
382
320
Europe
1,027
936
Total
1,409
1,256
Southern Africa – Pulp and paper
447
350
Forestry
17
14
Total
1,873
1,620

First Quarter Results
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
US$ million
US$ million
Operating profit excluding special items
Fine Paper –
North America
23
19
Europe
34
25
Total
57
44
Southern Africa
79
29
Unallocated and eliminations
1
1
8
Total
137
81
Special items – losses (gains)
Fine Paper –
North America
–
(48)
Europe
–
13
Total
–
(35)
Southern Africa
13
115
Unallocated and eliminations
1
3
–
Total
16
80
Segment operating profit (loss)
Fine Paper –
North America
23
67
Europe
34
12
Total
57
79
Southern Africa
66
(86)
Unallocated and eliminations
1
(2)
8
Total
121
1
EBITDA excluding special items
Fine Paper –
North America
42
42
Europe
95
88
Total
137
130
Southern Africa
108
55
Unallocated and eliminations
1
1
8
Total
246
193
Segment assets
Fine Paper –
North America
924
980
Europe
2,255
2,364
Total
3,179
3,344
Southern Africa
2,121
1,770
Unallocated and eliminations
1
65
15
Total
5,365
5,129
1
Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.
Reconciliation of operating profit excluding special items to operating profit
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.

First Quarter Results
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
US$ million
US$ million
Operating profit excluding special items
137
81
Special items
(16)
(80)
Plantation price fair value adjustment
(11)
(95)
Restructuring provisions raised
(3)
(38)
Loss on disposal of property, plant and equipment
–
(2)
Asset impairment reversals
–
8
Fuel tax credit
–
49
Black Economic Empowerment charge
(1)
–
Fire, flood, storm and related events
(1)
(2)
Operating profit
121
1
Reconciliation of EBITDA excluding special items and operating profit excluding special items to profit (loss) before taxation
EBITDA excluding special items
246
193
Depreciation and amortisation
(109)
(112)
Operating profit excluding special items
137
81
Special items – losses
(16)
(80)
Net finance costs
(71)
(73)
Profit (loss) before taxation
50
(72)
Reconciliation of segment assets to total assets
Segment assets
5,365
5,129
Deferred tax
52
56
Cash and cash equivalents
591
786
Other current liabilities
1,030
1,092
Taxation payable
39
54
Liabilities associated with assets held for sale
–
28
Total assets
7,077
7,145

First Quarter Results
Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in
South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–   these measures are used by the group for internal performance analysis;
–   the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–   it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2009 issued by the South African Institute of Chartered Accountants,
separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities (excluding interest-bearing borrowings and overdraft). Net operating assets is considered to equal segment assets
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results.
These financial measures are regularly used and compared between companies in our industry.

First Quarter Results
Supplemental information (this information has not been audited or reviewed)
Summary Rand convenience translation
Quarter
Quarter
ended
ended
Dec 2010
Dec 2009
Key figures: (ZAR million)
Sales
13,011
12,151
Operating profit
841
8
Special items – losses *
111
600
Operating profit excluding special items *
952
608
EBITDA excluding special items *
1,709
1,448
Basic earnings (loss) per share (SA cents)
49
(75)
Net debt *
16,097
19,439
Key ratios: (%)
Operating profit to sales
6.5
0.1
Operating profit excluding special items to sales
7.3
5.0
Operating profit excluding special items to
capital employed (ROCE) *
13.1
7.5
EBITDA excluding special items to sales
13.1
11.9
Return on average equity (ROE)
7.7
(11.7)
Net debt to total capitalisation *
54.7
60.0
*Refer to page 16, Supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Dec 2010
Sept 2010
US$ million
US$ million
Interest-bearing borrowings
3,023
3,013
Non-current interest-bearing borrowings
2,120
2,317
Current interest-bearing borrowings
899
691
Bank overdraft
4
5
Cash and cash equivalents
(591)
(792)
Net debt
2,432
2,221
Exchange rates
Dec
Sept             Jun             Mar              Dec
2010
2010           2010           2010
2009
Exchange rates:
Period end rate: US$1 = ZAR
6.6190
7.0190         7.6250        7.4298
7.5315
Average rate for the Quarter: US$1 = ZAR
6.9464
7.3517         7.5821        7.5597
7.5009
Average rate for the YTD: US$1 = ZAR
6.9464
7.4917         7.5610        7.5302
7.5009
Period end rate: EUR 1 = US$
1.3380
1.3491         1.2377        1.3413
1.4397
Average rate for the Quarter: EUR 1 = US$
1.3516
1.2871         1.2937        1.3891
1.4737
Average rate for the YTD: EUR 1 = US$
1.3516
1.3658         1.3845        1.4302
1.4737
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

First Quarter Results
ZAR
Jan 07  Apr 07
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Oct 09
Jan 10
Apr 10
Oct 10
Jan 11
Jul 10
Jul 07
Oct 07
Jan 08
Apr 08
0
10
20
30
40
50
60
70
80
90
US$
Jan 07   Apr 07
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Oct 09
Jan 10
Apr 10
Oct 10
Jan 11
Jul 10
Jul 07
Oct 07
Jan 08
Apr 08
0
2
4
6
8
10
12
14
* Historic share prices revised to reflect rights offer
Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*

First Quarter Results
Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

Notes:

this report is available on the Sappi website
www.sappi.com

First Quarter
Results
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 09, 2011
SAPPI LIMITED,
Name: M. R. Thompson
Title: Chief Financial Officer
M. R. Thompson
By: /s/